November 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Evan Ewing and Jay Ingram

    Re:    Titan International, Inc.
        Registration Statement on Form S-3
        Filed November 1, 2024
        File No. 333-282964

Dear Messrs. Ewing and Ingram:

    Titan International, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) dated November 12, 2024, regarding the Company’s Registration Statement on Form S-3 filed with the Commission on November 1, 2024 (the “Form S-3”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have, following the comment, provided the Company’s response.

Registration Statement on Form S-3

General

1.Because Rule 415(a)(1)(i) of the Securities Act excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer, it appears that you may not register this transaction as a resale. Accordingly, please revise the registration statement to set a fixed price for the duration of the offering with the selling stockholder being designated as a statutory underwriter. Refer to Securities Act Forms Question 116.15 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations.

RESPONSE: In response to the Staff’s comment, the Company respectfully notes that Carlstar Intermediate Holdings I LLC (“AIP Holdco”), the selling stockholder listed in the Form S-3, is neither a parent or subsidiary of the Company. AIP Holdco was a party to the Membership Interest Purchase Agreement dated February 29, 2024 among the Company, Titan Tire Holdings, Inc., The Carlstar Group, LLC, AIP Holdco, AIPCF V Feeder C (Cayman), LP, and AIPCF V Feeder CTP Tire LLC (the “Carlstar Acquisition Agreement”)
Titan International, Inc. 1525 Kautz Road, Suite 600, West Chicago, IL 60185 (630) 377-0486 www.titan-intl.com pursuant to which the Company acquired The Carlstar Group, LLC (“Carlstar”) from funds associated with American Industrial Partners (the “Carlstar Acquisition”). The Carlstar Acquisition and the Carlstar Acquisition Agreement were described in detail in, and the Carlstar Acquisition Agreement was filed as Exhibit 10.01 to, the Company’s Current Report on Form 8-K filed with the Commission on February 29, 2024. The Carlstar Acquisition and various terms of the Carlstar Acquisition Agreement and the Stockholders Agreement among the parties (defined below) are described under the captions “Prospectus Summary – Acquisition of Carlstar Group; Prior Shares Issuance; Stockholders Agreement” and “Selling Stockholders – Agreements Related to Carlstar Acquisition and Mr. Marvin’s Board Service” in the Form S-3. As a result of the Carlstar Acquisition, Carlstar became an indirect wholly-owned subsidiary of the Company.

As consideration for the sale of Carlstar to the Company, AIP Holdco received 11,921,766 shares (the “Subject Shares”) of the Company’s common stock (“Common Stock”). AIP Holdco is controlled by various persons and funds associated with American Industrial Partners. The Company issued the Subject Shares to AIP Holdco on February 29, 2024 pursuant to an exemption from registration under the Securities Act. The Company filed the Form S-3 to permit AIP Holdco to sell the Subject Shares received as consideration in the Carlstar Acquisition in a registered secondary offering, as is typically done when stock is privately issued as consideration for an acquisition. The Company was obligated to file the Form S-3 under a stockholders agreement negotiated by the parties in connection and concurrent with the Carlstar Acquisition (the “Stockholders Agreement”). Under these facts and circumstances, and as further discussed below, the Company believes that the proposed transaction qualifies as a valid secondary resale by AIP Holdco.

“Parent” and “Subsidiary” Analyses

Based on the facts outlined above, and as further detailed below, AIP Holdco is not a “de facto” subsidiary or parent of the Company.

Under Rule 405 as set forth in Regulation C under the Securities Act, a “subsidiary” of a specified person is defined as an affiliate controlled by such person directly, or indirectly through one or more intermediaries. The Company does not have any ownership interests in AIP Holdco or its affiliates, has only limited contractual rights with respect to AIP Holdco’s actions regarding its ownership of the Company’s securities (as set forth specifically in the Stockholders Agreement), and the Company does not otherwise control the actions or decisions of AIP Holdco in any way. Therefore, AIP Holdco is not a subsidiary of the Company.

Under Rule 405 as set forth in Regulation C under the Securities Act, a “parent” of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries. Neither the Company, nor AIP Holdco, considers AIP Holdco to be a parent of the Company. The support for this position includes the following:

•No Controlling Ownership. While AIP Holdco has a sizable ownership position in the Company, that ownership position represents less than 20% of the Company’s outstanding shares of Common Stock, and therefore AIP Holdco is not able to control the decisions made by the Company from a stockholder perspective.
•Other Significant Stockholders. There are a number of other stockholders who also hold significant ownership positions in the Company, including Blackrock, Inc. (8,063,488 shares at 11.2% based on its most recent Schedule 13G filed with the Commission on November 8, 2024), The Vanguard Group (3,768,507 shares at 5.22% based on its most recent Schedule 13G filed with the Commission on November 12, 2024) and Dimensional Fund Advisors LP (3,407,435 shares at 5.5% based on its most recent Schedule 13G filed with the Commission on February 9, 2024). Together, based on their Schedule 13G disclosures, these three entities combined own more of the Company’s outstanding Common Stock than does AIP Holdco.
•No Control Over Board and No Overlapping Officers. While Kim Marvin is affiliated with American Industrial Partners and serves on the Company’s Board, he is the only representative of American Industrial Partners that sits on the Company’s Board. As there are a total of eight directors on the Company’s Board, Mr. Marvin does not have the ability to control the decisions made by the Board on behalf of the Company. None of the Company’s officers are affiliated with AIP Holdco or American Industrial Partners. No business decisions are made by the Company in the interests of AIP Holdco or American Industrial Partners. The Company’s business decisions are made by the Company’s Board and its officers in pursuit of the best interests of the Company and its stockholders generally, not in the interests of AIP Holdco or American Industrial Partners (other than in their capacity as one of many stockholders of the Company).
•No Other Significant Relationships. There are no relationships between AIP Holdco and the Company, other than AIP Holdco’s ownership of the Subject Shares, the obligations under the Stockholders Agreement and relationships related to Mr. Marvin’s service on the Company’s Board of Directors. Therefore, the Company is not dependent on AIP Holdco for revenue, products, services or other operational aspects of its business.
•No Contractual or Other Rights to Control the Company or Its Decisions. AIP Holdco has no rights to make determinations regarding the Company, its organization, its business or its financing activities, other than Mr. Marvin’s participation as a member of the Company’s Board of Directors and any rights held as a stockholder, neither of which provides it with enough authority to decide matters on behalf of the Company or its stockholders. Therefore, AIP Holdco cannot control the Company or the decisions that it makes.
•Different Purposes and Objectives. Based on the Schedule 13D filed with the Commission by AIP Holdco and certain affiliates on March 7, 2024 in connection with the Carlstar Acquisition (the “Carlstar 13D”), the purpose and objectives of AIP Holdco are to hold the Subject Shares. By contrast, the Company is a multi-national wheel, tire and undercarriage industrial manufacturer and supplier that services customers across the globe. While the Company’s results of operations and business successes will impact the value of AIP Holdco’s holdings, the purposes and objectives of the Company and AIP Holdco are very different – they do not have identical interests.

Analyses of Primary Versus Secondary Offerings

The Staff has provided guidance regarding considerations related to whether a purported secondary offering is in substance a primary offering, with the selling stockholders acting as underwriters, as set forth in Securities Act Rules Question 612.09 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations:

“Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Given the facts of how AIP Holdco came to own the Subject Shares and its relationship to the Company, as outlined above, and applying the Staff’s express guidance, the Company believes that the Form S-3 appropriately reflects the proposed resale of the Subject Shares by AIP Holdco as a secondary offering for a number of reasons, including the following:

•Subject Shares at Risk for Almost Nine Months. AIP Holdco received the Subject Shares on February 29, 2024 and has been at risk with respect to that investment since that time, already a period of almost nine months. Given the terms of the Stockholders Agreement, AIP Holdco will not be able to dispose of the Subject Shares until the earlier of the effectiveness of the Form S-3 or December 31, 2024.
•Subject Shares Received as Part of Business Acquisition of Carlstar. The transaction that resulted in the issuance of the Subject Shares involved the arms’-length negotiated acquisition of the Carlstar business between the Company and a third party. The transaction was not designed by either the Company or AIP Holdco to raise capital for the Company and did not result in cash proceeds being provided to the Company. In fact, the Company provided cash consideration to the former owners of Carlstar as part of the Carlstar Acquisition. The Company will not receive any of the proceeds from the sale of the Subject Shares.
•AIP Holdco Has Limited Relationships with Company. As referenced above, the only relationships between AIP Holdco and the Company relate to AIP Holdco’s position as a stockholder of the Company due to its prior ownership of Carlstar, the obligations under the Stockholders Agreement and Kim Marvin’s service as one of the Company’s eight directors. Beyond those limited relationships, the Company and AIP Holdco do not have any relationships related to the Company’s business operations, financing arrangements or otherwise.
•AIP Holdco Holds Less Than 20% of Outstanding Common Stock. As discussed above, AIP Holdco holds less than 20% of the Company’s outstanding Common Stock, and there are other stockholders who also hold sizeable positions in the Company.
•AIP Holdco is Not in the Business of Underwriting Securities. Based on disclosures included in the Carlstar 13D, AIP Holdco is in the business of holding the securities of the Company, and its parent entities are affiliated with American Industrial Partners, a private equity firm that makes investments in industrial businesses. Neither AIP Holdco nor its parent entities are in the business of underwriting securities.
•AIP Holdco is Not Acting as a Conduit for Company. As discussed above, there are very limited relationships between the Company and AIP Holdco, all based on the negotiated Carlstar Acquisition. The Company will not receive any of the proceeds from the sale by AIP Holdco of the Subject Shares, and the Company has no control over the decisions made by AIP Holdco with respect to its sale of the Subject Shares, other than limited, customary provisions in the Stockholders Agreement.

Conclusion

The Company respectfully submits that, as described above, the relationship between the Company and AIP Holdco resulted from the Company’s negotiated acquisition of Carlstar, whereby AIP Holdco has become a significant, but less than 20%, stockholder of the Company due to its prior equity ownership of Carlstar. However, the Carlstar Acquisition and AIP Holdco’s receipt of the Subject Shares has not resulted in AIP Holdco becoming either a parent or a subsidiary of the Company. As described above, AIP Holdco holds less than 20% of the Company’s outstanding shares, and neither AIP Holdco nor its affiliated entities controls the decisions made by the Company, including decisions about its business operations, financing arrangements or organizational structure, nor is AIP Holdco a subsidiary of the Company, as the Company has no equity interests in AIP Holdco or control regarding AIP Holdco’s operations.

With respect to concerns that the resale by AIP Holdco of the Subject Shares could be considered a disguised primary offering, as discussed above, the Company respectfully submits that the facts evidence that the registration of the Subject Shares for resale by AIP Holdco is truly a secondary offering of securities by AIP Holdco.

    We thank the Staff for its consideration of the Company’s responses to the Staff’s comment, and we would appreciate the opportunity to address any further questions or comments of the Staff regarding these responses. If you have further questions or comments, please feel free to contact our counsel, David J. Kaufman, at djkaufman@thompsoncoburn.com, or by telephone at (312) 580-2342.

                            Sincerely,

                            /s/ David A. Martin
                            David Martin
Senior Vice President, Chief Financial Officer